SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CORPORATE TAX ID (CNPJ) # 00.108.786/0001-65
NIRE # 35.300.177.240

PUBLICLY TRADED COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING
HELD ON APRIL 19, 2004

VENUE, TIME AND DATE:	At the Company headquarters, located at Rua Verbo Divino, 1356 – 1º andar, Chácara Santo Antônio, city and state of São Paulo, at 10:00 a.m. (Brazilian time) on April 19, 2004.
ATTENDANCE:	Shareholders representing 75% of Company's voting capital and also, the Independent Auditors representative, attended the meeting
MEETING BOARD:	LEONARDO PORCIÚNCULA GOMES PEREIRA – Chairman and NELSON ALEXANDRE PALONI – Secretary.
CALL NOTICE:	Call notice published in “Valor Econômico” and “Diário Oficial do Estado de São Paulo” newspapers on April 1, 2 and 3, 2004
AGENDA:

I) To get the financial accounts provided by the Management; to examine, discuss and vote the Company's financial statements referring to the fiscal year ended December 31, 2003; having no results to be distributed. II) To elect Board of Directors members and fix the executive management compensation.

DECISIONS:	The decisions were approved by the majority of the shareholders, except for the ones legally impeded from voting:
  Firstly, the Chairman explained that in the explanatory note 1. OPERATING AND FINANCIAL CONTEXT, in the financial statements relating to the fiscal year ended 12.31.2003, it had been announced a 12.4% percentage, which in this act, was confirmed to be 8.8%. Such percentage refers to the portion of due credits that has not been liquidated yet, which is object of accomplishment. After that, the Chairman informed that on this date the financial statements will be filed again at the Brazilian Securities Commission – CVM and to the São Paulo Stock Exchange - BOVESPA. After this explanation, the Annual Management Report and its accounts included in the Balance Sheet and Financial Statements were fully approved, published in “Diário Oficial do Estado de São Paulo” (official press) and “Valor Econômico” newspapers on March 17, 2004, stating Shareholders' Equity accounts, fiscal year results, changes in the financial position (source and use of resources) and stock interests in Controlled Companies , as well as, the Management and Independent Auditors' Opinions, all regarding the fiscal year ended December 31, 2003, with no results to be distributed, with the voting abstention of BNDES Participações S.A. – BNDESPAR representative.

  Notified the resignation of Mr. Marcelo Noll Barboza on May 02, 2003, the termination of Mr. José Roberto Marinho, Mr. Jorge Eduardo Martins Moraes, Mrs. Maria Carmen Westerlund Montera and Mr. Ricardo Luiz Koetz Bernardes' terms of office as Board members and the non investiture of Mrs. Simone Lahorgue Nunesas Board member for not having signed the investiture term, being formalized then, the leave of all above mentioned members from the Company's Board of Directors. After that, the new Board members were elected, with the term of office lasting until the occurrence of the 2005 Annual General Meeting, not adopting the multiple voting process for the election of Board of Directors members, pursuant to the dispositions of CVM instruction # 165/91, amended by instruction # 282/98, as follows:
  Appointed by the shareholders ROMA PARTICIPAÇÕES LTDA. and DISTEL HOLDING S.A., reelected ROBERTO IRINEU MARINHO , Brazilian, married, industrial, ID (RG) 2.089.884 – IFP – RJ, Individual Taxpayer's Identification (CPF) 027.934.827-49, resident and domiciled in the city of Rio de Janeiro – RJ, at Rua Lopes Quintas, 303, Jardim Botânico as Board Member and JORGE LUIZ DE BARROS NÓBREGA, Brazilian, married, business executive, ID (RG)029.741.88-1 - IFP-RJ, Individual Taxpayers' Identification (CPF) 371.632.567-87, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, 1º andar, Leblon,, as Alternate, RONNIE VAZ MOREIRA, Brazilian, married, economist, ID (RG) 3.888.344 – IFP-RJ, Individual Taxpayers' Identification (CPF) 512.405.487-53, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, 1º andar, Leblon - as Board Member, and MARCOS DA CUNHA CARNEIRO, Brazilian, married, economist, ID (RG) 04.831.165-1 – IFP-RJ, Individual Taxpayers' Identification (CPF) 663.964.337-53, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, 5º andar, Leblon, as Alternate, STEFAN ALEXANDER , Brazilian, married, economist, ID (RG) 07.251.698-2 – IFP – RJ, Individual Taxpayers' Identification(CPF )942.089.997-72, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, 2º andar, Leblon, as Board Member and SÉRGIO LOURENÇO MARQUES, Brazilian, married, engineer, ID (RG) 625.547-ES - SPTC/DI, Individual Taxpayers' Identification (CPF) 062.651.487-53, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, 2º andar, Leblon, as Alternate , ROSSANA FONTENELE BERTO, Brazilian, married, business executive, ID (RG) 07219375-8 – IFP-RJ, Individual Taxpayers' Identification (CPF) 878.888.907-68, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, CEP 22430-060, Leblon, as Board Member and JOSÉ CARLOS BENJÓ, Brazilian, married, lawyer, ID (RG)64.048 – OAB-RJ, Individual Taxpayers' Identification (CPF) 871.330.757-68, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, 3º andar, Leblon, as Alternate, GUILHERME PERBOYRE CAVALCANTI, Brazilian, single, economist, ID (RG)048.341.63-0 – IFP – RJ, Individual Taxpayers' Identification (CPF) 010.981.437-10, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, Leblon, as Board Member and LUIS HENRIQUE MARTINEZ GONÇALVES, Brazilian, married, economist, ID (RG) 08545728-1 – IFP-RJ, Individual Taxpayers' Identification (CPF) 021.385.387-61, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, Leblon, as Alternate; and elected JUAREZ DE QUEIROZ CAMPOS JÚNIOR, Brazilian, married, business executive, ID (RG) 10.826.391 – SSP-SP Individual Taxpayers' Identification (CPF) 039.245.898-52, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida das Américas, 700, bloco 2 A , 1º andar, Barra da Tijuca as Board Member and JOSÉ FERREIRA MONTEIRO, Brazilian, married, engineer, ID (RG) CREA-RJ 83105747-6, Individual Taxpayers' Identification (CPF) 743.251.757-68, resident and domiciled in the city of Rio de Janeiro – RJ, at Avenida Afrânio de Melo Franco, 135, Leblon , as Alternate.

  Appointed by BRADESPLAN PARTICIPAÇÕES S.A., reelected Mr. RÔMULO DE MELLO DIAS, Brazilian, married, economist, ID (RG) 05.350.467-6, Individual Taxpayers' Identification (CPF) 604.722.787-20, as Board Member and MARCELO AMARAL MORAES, Brazilian, married, economist, ID (RG) 07.178.889-7, Individual Taxpayers' Identification (CPF) 929.390.077-72, as Alternate, both of them domiciled at Avenida Brigadeiro Faria Lima, 3,064, 6º andar, Jardim Paulista, CEP 01451-000, City of São Paulo – SP.

  Appointed by RBS PARTICIPAÇÕES S.A., reelected NELSON PACHECO SIROTSKY , Brazilian, married, business executive, ID (RG) 9001913491 – SSP-RS, Individual Taxpayers' Identification (CPF) 147.576.050-72, resident and domiciled in the city of Porto Alegre - RS, at Rua Iracema, 75, as Board Member and EDUARDO FLORES DA CUNHA DAMASCENO FERREIRA, Brazilian, married, engineer, ID (RG) 6002907134 – SSP-RS, Individual Taxpayers' Identification (CPF) 395.368.230-04, resident and domiciled in the city of Porto Alegre – RS, at Rua Engenheiro Olavo Nunes, 99, apartamento 804, as Alternate.

  Appointed by BNDESPAR PARTICIPAÇÕES S.A., elected EDGARD LOBÃO DOS SANTOS, Brazilian, judicially separated, engineer, ID (RG)2.272.326 – IFP-RJ, Individual Taxpayers' Identification (CPF) 263.013.777-53, as Board Member and HÉLIO GUSTAVO VILLARIM DOS SANTOS, Brazilian, married, business executive, ID (RG) 4031538 – IFP-RJ, Individual Taxpayers' Identification (CPF) 601.518.037-49, as Alternate, both of them with business address at Avenida República do Chile 100, 9º andar, City and State of Rio de Janeiro.

The elected Board of Directors Members took office by signing the Investiture Term, and declared that they are not prevented from exercising the management of a business corporation due to criminal conviction. This Annual General Meeting confirmed the compensation amount paid for the executive management in 2003, and fixed in R$ 16,000,000.00 the compensation amount for 2004, being the Board members responsible for the distribution of this amount, with the voting abstention of BNDES Participações S.A. – BNDESPAR representative.

CLOSING:	Having no further issues to be discussed, the meeting was adjourned in order to draw up these minutes, which were read, approved and signed by all attendees. São Paulo – SP, April 19, 2004.
SIGNATURES:
LEONARDO PORCIÚNCULA GOMES PEREIRA – Chairman, NELSON ALEXANDRE PALONI – Secretary, Shareholders: ROMA PARTICIPAÇÕES LTDA., DISTEL HOLDING S.A. and GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A. represented by Manuel Martins Teixeira Pinto, BNDESPAR PARTICIPAÇÕES S.A., represented by NELSON ALEXANDRE PALONI and SÉRGIO FEIJÃO FILHO.

I certify that this is a true copy of the original minutes drawn up in the proper book.

LEONARDO PORCIÚNCULA GOMES PEREIRA
Chairman

NELSON ALEXANDRE PALONI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.